UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Anadys Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

03252Q408

(CUSIP Number)

Frederick C. Kentz III Hoffmann-La Roche Inc. 340 Kingsland Street Nutley, New Jersey 07110 Telephone: (973) 235-5000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

Copies to:

Marc O. Williams, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

October 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03252Q408

1.	Names of Reporting Persons. Roche Holding Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,768,602 (including 3,382,716 subject to outstanding options)[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person[1] 4,768,602
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 7.87%
14.	Type of Reporting Person (See Instructions) CO

1.	Beneficial ownership of the above referenced common stock is being reported hereunder because the reporting person may be deemed to have beneficial ownership of such common stock by virtue of the Tender and Support Agreements described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of any common stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 03252Q408

1.	Names of Reporting Persons. Hoffmann-La Roche Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,768,602 (including 3,382,716 subject to outstanding options)[2]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person[2] 4,768,602
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 7.87%
14.	Type of Reporting Person (See Instructions) CO

2.	Beneficial ownership of the above referenced common stock is being reported hereunder because the reporting person may be deemed to have beneficial ownership of such common stock by virtue of the Tender and Support Agreements described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of any common stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 03252Q408

1.	Names of Reporting Persons. Bryce Acquisition Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,768,602 (including 3,382,716 subject to outstanding options)[3]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person[3] 4,768,602
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 7.87%
14.	Type of Reporting Person (See Instructions) CO

3.	Beneficial ownership of the above referenced common stock is being reported hereunder because the reporting person may be deemed to have beneficial ownership of such common stock by virtue of the Tender and Support Agreements described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of any common stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Shares”), of Anadys Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5871 Oberlin Drive, Suite 200, San Diego, California.

Item 2. Identity and Background

The names of the persons filing this statement are Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Roche”), Hoffmann-La Roche Inc., a New Jersey corporation (“HLR”) and Bryce Acquisition Corporation, a Delaware corporation (“Merger Sub”). Roche is a holding company which, through its subsidiaries, including HLR (collectively, the “Roche Group”), engages primarily in the development, manufacture, marketing and sales of pharmaceuticals, and in the business of in vitro diagnostics and is the world’s largest biotech company with truly differentiated medicines in oncology, virology, inflammation, metabolism and CNS. The address of the principal office of Roche is Grenzacherstrasse 124, CH-4070 Basel, Switzerland. The address of the principal office of HLR and Merger Sub is 340 Kingsland Street, Nutley, New Jersey 07110.

The name, business address, present principal occupation or employment and certain other information relating to each of the directors and executive officers of Roche, HLR and Merger Sub is set forth in Schedule A hereto, and is incorporated by reference.

During the last five years, neither Roche nor HLR, and to the best of Roche’s and HLR’s knowledge, any of the persons listed on Schedule A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Tender and Support Agreements described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) were entered into among HLR, Merger Sub and the stockholders listed on the signature pages thereto (collectively, the “Supporting Stockholders”). The Supporting Stockholders entered into the Tender and Support Agreements as an inducement to HLR’s and Merger Sub’s willingness to enter into the Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference). Neither HLR nor Merger Sub paid additional consideration to the Supporting Stockholders in connection with the execution and delivery of the Tender and Support Agreement and thus no funds were used for such purpose.

Item 4. Purpose of Transaction

(a)-(b) On October 16, 2011, HLR, Merger Sub, the Issuer and, solely for the limited purposes set forth therein, Roche Holdings, Inc. entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub is offering to purchase all outstanding common shares, par value $0.001 per share (the “Shares”), of the Issuer for $3.70 per Share (the “Offer Price”), net to the seller in cash, without interest and less applicable withholding taxes (the “Offer”). The Merger Agreement provides that as soon as practicable after the consummation of the Offer, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of HLR. At the effective time of the Merger, each outstanding Share (other than Shares held by the Issuer, HLR, Merger Sub or any of their wholly owned subsidiaries) will be converted into the right to receive the price paid in the Offer, without interest. A copy of the Merger Agreement has been filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 19, 2011.

In order to induce HLR and Merger Sub to enter into the Merger Agreement, the Supporting Stockholders entered into Tender and Support Agreements with HLR and Merger Sub, each dated as of October 16, 2011 (the “Tender and Support Agreements”). Pursuant to the Tender and Support Agreements, each Supporting Stockholder agreed to validly tender (or cause to be tendered) in the Offer any and all Shares of which such Supporting Stockholder is the record owner or beneficial owner and any additional Shares with respect to which such

Supporting Stockholder becomes the record or beneficial owner after the date of the Tender and Support Agreements and prior to the earlier of (i) the date upon which the Merger Agreement is validly terminated or (ii) the effective time of the Merger (the “Support Period”) (collectively, the “Subject Shares”) pursuant to the terms of the Offer as promptly as practicable, but, except as provided below, no later than ten (10) business days following commencement of the Offer. If such Supporting Stockholder has not received all documents or instruments required to be delivered pursuant to the terms of the Offer by such time, such Supporting Stockholder has agreed to tender (or cause to be tendered) the Subject Shares within two (2) business days following the receipt of such documents or instruments, but in any event prior to the initial expiration date of the Offer.

The Tender and Support Agreements further provide that, during the Support Period, each Supporting Stockholder will, at any meeting of the holders of Shares, vote (or cause to be voted) such Supporting Stockholder’s Shares (A) in favor of (i) the Merger, the execution and delivery by the Issuer of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof, (ii) each of the other Transactions (as defined in the Merger Agreement) and (iii) without limitation of clauses (i) and (ii), the approval of any proposal to adjourn or postpone any such meeting of the stockholders of the Issuer to a later date if there are not sufficient votes for adoption of the Merger Agreement on the date on which such meeting is held; (B) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Issuer in the Merger Agreement; and (C) against the following actions (other than the Transactions): (i) any Acquisition Proposal (as defined in the Merger Agreement); (ii) any amendment to the Issuer’s certificate of incorporation or bylaws; (iii) any material change in the capitalization of the Issuer or the Issuer’s corporate structure; and (iv) any other action which would impede, interfere with, delay, postpone, discourage or adversely affect the Merger, the Tender and Support Agreements or any of the other Transactions.

In furtherance of the Supporting Stockholder covenants under the Tender and Support Agreements, each Supporting Stockholder agreed, during the Support Period, to appoint and constitute HLR and any designee of HLR, and each of them, the attorneys and proxies of the Supporting Stockholder, with full power of substitution and resubstitution, to the full extent of the Supporting Stockholder’s rights with respect to (i) the outstanding shares of capital stock of the Issuer owned of record by the Supporting Stockholder as of the date of this proxy, which shares are specified on the final page of this proxy, and (ii) any and all other shares of capital stock of the Issuer which the Supporting Stockholder may acquire on or after the date of the Tender and Support Agreements (such appointment, the “Proxy”).

Each Supporting Stockholder agreed pursuant to the Tender and Support Agreements that, during the Support Period, such Supporting Stockholder will not, without the prior written consent of Parent, directly or indirectly, (i) sell, pledge, encumber, grant an option with respect to, transfer or dispose of such Subject Shares or any interest in such Subject Shares to any person other than HLR; (ii) enter into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option or right of first offer or refusal with respect to, transfer of or disposition of such Subject Shares or any interest therein to any person other than HLR; or (iii) reduce such person’s beneficial ownership of, interest in or risk relating to such Subject Shares. During the Support Period, each Supporting Stockholder shall ensure that: (i) none of the Subject Shares is deposited into a voting trust and (ii) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Shares.

The foregoing restrictions do not prohibit a transfer of Subject Shares by a Supporting Stockholder: (A) if Supporting Stockholder is an individual (i) to any member of such Supporting Stockholder’s immediate family, or to a trust for the benefit of such Supporting Stockholder or any member of Supporting Stockholder’s immediate family, or (ii) upon the death of Supporting Stockholder; (B) if Supporting Stockholder is a limited partnership or limited liability company, to a partner or member of such Supporting Stockholder or (C) if Stockholder is a corporation, to an affiliate under common control with such Supporting Stockholder; provided, however, that a transfer referred to in this sentence shall be permitted only if, as a precondition to such transfer, the transferee agrees in a written document, reasonably satisfactory in form and substance to HLR, to be bound by all of the terms of the relevant Tender and Support Agreement.

The Tender and Support Agreements and all rights and obligations of the parties thereunder, including the Proxy, shall terminate, and no party shall have any rights or obligations thereunder and the Tender and Support Agreements shall become null and void on, and have no further effect as of the earlier of (i) the date upon which the Merger Agreement is validly terminated, or (ii) the date upon which the Merger becomes effective.

(c) Not applicable

(d) The Merger Agreement provides that from and after the date that Shares are first accepted for payment by Merger Sub under the Offer, Purchaser will be entitled to designate a number of directors (the “Roche Designees”), rounded up to the next whole number, on the Issuer’s Board of Directors, equal to the total number of directors on the Issuer’s Board of Directors (after giving effect to the directors appointed as a result of designation by HLR) multiplied by the percentage of Shares beneficially owned by HLR and/or Merger Sub relative to the total number of outstanding Shares.

(e) If HLR acquires control of the Issuer, it currently intends that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest in the Issuer. The Merger Agreement prohibits the Issuer from declaring any dividends in respect of any Shares from the date of the Merger Agreement until the date of acceptance of the Offer.

(f) Upon consummation of the Merger, the Issuer will become a wholly owned subsidiary of HLR.

(g) Pursuant to the Merger Agreement, upon consummation of the Merger, the certificate of incorporation of the Issuer will be amended to read in its entirety as the certificate of incorporation of Purchaser, the bylaws of the Issuer will be amended to read in their entirety as the bylaws of Purchaser, and as so amended shall be the certificate of incorporation and bylaws of the Surviving Corporation until amended in accordance with applicable legal requirements. The Merger Agreement contains provisions that limit the ability of the Issuer to engage in a transaction that would result in a change in control of the Issuer (other than the transactions contemplated by the Merger Agreement) during the pendency of the transactions contemplated by the Merger Agreement.

(h) Upon consummation of the Merger, the Shares will delist from and no longer be quoted on the NASDAQ Global Market.

(i) Upon consummation of the Merger, the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Other than as described above, Roche currently has no plans or proposals which relate to, or would result in, any action similar to any of the matters listed in Items 4(a)–(i) of this Schedule 13D (although Roche reserves the right to develop such plans).

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Tender and Support Agreements is qualified in its entirety by reference to the full texts of the Merger Agreement and the Form of Tender and Support Agreement, the terms of each of which are incorporated herein by reference to Exhibits 2.1 and 2.2, respectively, of the Current Report on Form 8-K filed by the Issuer on October 19, 2011. Except as set forth in this Schedule 13D, the Merger Agreement and the Tender and Support Agreements, neither Roche, HLR nor Merger Sub has and, to the best of Roche’s, HLR’s and Merger Sub’s knowledge, none of the individuals named in Schedule A hereto, have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)–(b) By virtue of the Tender and Support Agreements, Roche, HLR and Merger Sub may be deemed to share with the Stockholders the power to vote, and may be deemed to be beneficial owners of 4,768,602 Shares (including options that are exercisable within 60 days of October 14, 2011), representing 7.87% of the outstanding Shares. Roche, HLR and Merger Sub, however, hereby disclaim beneficial ownership of such shares and this statement shall not be construed as an admission that Roche, HLR or Merger Sub is, for any or all purposes, the beneficial owner of the securities covered by this statement.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Shares effected by Roche, HLR or Merger Sub, or, to the best of Roche’s, HLR’s or Merger Sub’s knowledge, any person or entity identified on Schedule A hereto, during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. As described in Item 4, the Roche Group anticipates that it will acquire the entire common equity interest in the Issuer pursuant to the Merger Agreement. Other than the Merger Agreement and the Tender and Support Agreement described above, to the best of Roche’s, HLR’s and Merger Sub’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Roche, HLR, Merger Sub or any person listed on Schedule A hereto, and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1: Joint Filing Agreement.

Exhibit 99.2: Agreement and Plan of Merger dated as of October 16, 2011 between the Issuer, HLR and Merger Sub (incorporated by reference to the Current Report on Form 8-K filed by the Issuer on October 19, 2011).

Exhibit 99.3: Form of Stockholder Tender and Support Agreement dated as of October 16, 2011 between HLR, Merger Sub and each of the individuals or entities listed on the signature page thereto (incorporated by reference to the Current Report on Form 8-K filed by the Issuer on October 19, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROCHE HOLDING LTD

By:	/s/ Beat Kraehenmann
Name:	Beat Kraehenmann
Title:	Authorized Signatory

By:	/s/ Andreas Knierzinger
Name:	Andreas Knierzinger
Title:	Authorized Signatory

HOFFMANN-LA ROCHE INC.

By:	/s/ David P. McDede
Name:	David P. McDede
Title:	Vice President and Treasurer

BRYCE ACQUISITION CORPORATION

By:	/s/ David P. McDede
Name:	David P. McDede
Title:	Vice President and Treasurer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

Directors and Executive Officers of Roche:

The name, current principal occupation or employment of each director and executive officer of Roche are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Roche. The business address of each of the below individuals is Roche is Grenzacherstrasse 124, CH-4070, Basel, Switzerland.

Name	Present Principal Occupation	Country of Citizenship

Directors

Dr. Franz B. Humer	Chairman of the Board	Switzerland

Prof. Dr. Bruno Gehrig	Vice-Chairman and Independent Lead Director	Switzerland

André Hoffmann	Vice-Chairman	Switzerland

Prof. Dr. Pius Baschera	Chairman of the Board, Hilti Corporation	Switzerland and Italy

Prof. Dr. Sir John Irving Bell	Regius Professor of Medicine, University of Oxford	United Kingdom and Canada

Lodewijk J.R. de Vink	Founding Partner, Blackstone Healthcare Partners, LLC	United States

Dr. DeAnne Julius	Chairman, Chatham House	United Kingdom and United States

Dr. Andreas Oeri	Surgeon	Switzerland

Prof. Dr. Beatrice Weder di Mauro	Professor of International Finance and Macroeconomics, University of Mainz	Switzerland and Italy

William M. Burns	Independent Director	United Kingdom

Christoph Franz	Deputy Chairman of the Executive Board, Deutsche Lufthansa AG	Germany

Peter Voser	Chief Executive Officer, Royal Dutch Shell plc	Switzerland

Paul Bulcke	Chief Executive Officer, Nestlé S.A	Belgium

Dr. Arthur D. Levinson	Chairman of the Board, Genentech, Inc.	United States

Name	Present Principal Occupation	Country of Citizenship

Executive Officers

Dr. Severin Schwan	Chief Executive Officer	Austria

Dr. Alan Hippe	Chief Financial and IT Officer	Germany

Dr. Richard H. Scheller	Head of Genentech Research and Early Development (gRED)	United States

Dr. Gottlieb A. Keller	General Counsel and Head of Corporate Services	Switzerland

Sylvia Ayyoubi	Head of Corporate Human Resources	Switzerland

S-1

Name	Present Principal Occupation	Country of Citizenship

Dr. Jean-Jacques Garaud	Head of Pharma Research and Early Development (pRED)	France and United States

Dr. Daniel L. Zabrowski	Director and Global Head of Roche Partnering	United States

Dr. Stephan Feldhaus	Head of Group Communications	Germany

Osamu Nagayama	Chairman of the Board, President and Chief Executive Officer, Chugai Pharmaceutical Co., Ltd.	Japan

Daniel O’Day	Chief Operating Officer of the Diagnostics Division	United States

Dr. Pascal Soriot	Chief Operating Officer of the Pharmaceuticals Division	France

Directors and Executive Officers of HLR:

The name, current principal occupation or employment of each director, executive officer of HLR are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with HLR. The business address of each director and executive officer of HLR is 340 Kingsland Street, Nutley, New Jersey 07110. All directors and executive officers are citizens of the United States.

Name	Present Principal Occupation

Directors

Ivor McLeod	Vice President and Chief Financial Officer

Frederick C. Kentz III	General Counsel

Name	Present Principal Occupation

Executive Officers

Ivor McLeod	Vice President and Chief Financial Officer

Frederick C. Kentz III	General Counsel

David P. McDede	Vice President and Treasurer, Roche Holdings, Inc.

Joseph S. McCracken	Vice President and Global Head of Business Development & Licensing

Gerald Bohm	Senior Corporate Counsel

Directors and Executive Officers of Merger Sub:

The name, current principal occupation or employment of each director, executive officer of Merger Sub are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Merger Sub. The business address of each director and executive officer of Merger Sub is 340 Kingsland Street, Nutley, New Jersey 07110. All directors and executive officers are citizens of the United States.

Name	Present Principal Occupation

Directors

Frederick C. Kentz III	General Counsel, HLR

Bruce Resnick	Tax Counsel, Roche Holdings, Inc.

S-2

Name	Present Principal Occupation

Executive Officers

Frederick C. Kentz III	General Counsel, HLR

Bruce Resnick	Tax Counsel, Roche Holdings, Inc.

David P. McDede	Vice President and Treasurer, Roche Holdings, Inc.

Gerald Bohm	Senior Corporate Counsel, HLR

S-3